February 23, 2026

Allen Salmasi
Chief Executive Officer
Veea Inc.
164 E. 83rd Street
New York, NY 10028

       Re: Veea Inc.
           Registration Statement on Form S-1
           Filed February 17, 2026
           File No. 333-293529
Dear Allen Salmasi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Jonathan Deblinger, Esq.